UNITED STATES SECURITIES
AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM U-9C-3

QUARTERLY REPORT PURSUANT TO RULE 58

December 31, 2001

CINERGY CORP.
139 EAST FOURTH STREET
CINCINNATI, OHIO 45202

*Inquiries concerning this Form U-9C-3 should be directed to:        Bernard F. Roberts
                                                                     Cinergy Corp.
                                                                     139 East Fourth Street
                                                                     Cincinnati, Ohio 45202
                                                                     (513) 287-2090

                                          TABLE OF CONTENTS
 Item
Number
------

  1         Organization Chart
  2         Issuances and Renewals of Securities and Capital Contributions
  3         Associate Transactions
            Part I - Transactions Performed by Reporting Companies on
                   Behalf of Associate Utility Companies
            Part II - Transactions Performed by Associate Utility
                   Companies on Behalf of Reporting Companies
  4         Summary of Aggregate Investment
  5         Other Investments
  6a        Financial Statements
  6b        Exhibits
            SEC Order, dated May 4, 2001 (HCAR No. 27393)

            Signatures

                                                      ITEM 1. ORGANIZATION CHART

                                           Energy or                                         Percentage of
                                          Gas-Related        Date of          State of           Voting         Nature of
  Name of Reporting Company                 Company        Organization    Organization     Securities Held     Business
  -------------------------                 -------        ------------    ------------     ---------------     --------

                           Omitted for the Fourth Calendar Quarter Pursuant to Instructions for "Item 1".
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                               ITEM 2. ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS *

        Associate Company                               Energy-Related                                                    Net Change in
         Advancing Funds                            Company Receiving Funds                    Type of Transaction   Borrowings/Contributions
         ---------------                            -----------------------                    -------------------   ------------------------
                                                                                                                          (in thousands)

The Cincinnati Gas & Electric Company (CG&E)       KO Transmission Company                     Open account advance          $     7

Cinergy Investments, Inc. (Investments)            Cinergy Supply Network, Inc.                Open account advance            1,092

Investments                                        Cinergy Engineering, Inc.                   Open account repayment           (110)

Investments                                        Cinergy Technology, Inc.                    Open account repayment            (96)

Cinergy Solutions, Inc.                            Zahren Alternative Power Corporation        Open account advance               82

Cinergy Solutions, Inc.                            Cinergy GASCO Solutions, LLC                Open account advance            3,302

Cinergy Capital & Trading, Inc.                    Cinergy Marketing & Trading, LLC            Open account repayment           (630)

Cinergy Solutions Holding Company, Inc. (Solutions)Trigen-Cinergy Solutions LLC                Open account advance              305

Solutions                                          Trigen-Cinergy Solutions of Cincinnati LLC  Open account repayment           (232)

Solutions                                          Trigen-Cinergy Solutions of Orlando LLC     Open account advance            1,134

Solutions                                          Cinergy EPCOM, LLC (EPCOM)                  Open account advance               27

Solutions                                          Trigen-Cinergy Solutions of Boca Raton, LLC Open account repayment           (663)

      *     Item 2 excludes guarantees issued on behalf of energy-related companies by Cinergy Corp. (Cinergy) as of December 31, 2001, totaling approximately $215 million. These guarantees are included in Item 4. Summary of Aggregate Investment.

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                                                    ITEM 3. ASSOCIATE TRANSACTIONS

                    PART I - Transactions Performed by Reporting Companies on Behalf of Associate Utility Companies

                                            Associate Utility
          Reporting Company                 Company Receiving                       Types of                  Total Amount
       Rendering Services (1)                    Services                      Services Rendered                 Billed
       ----------------------                    --------                      -----------------                 ------
                                                                                                            (in thousands)

                                                                      Line locating, meter reading,
Reliant Services, LLC (Reliant)          CG&E                         and underground construction services     $ 823

                                                                      Line locating, meter reading,
Reliant                                  PSI Energy, Inc. (PSI)       and underground construction services     1,628

                                         The Union Light, Heat and    Line locating, meter reading,
Reliant                                  Power Company (ULH&P)        and underground construction services        54

Cinergy Power Generation Services,
LLC (Generation Services)                CG&E                         Operations and maintenance services       9,106

Generation Services                      PSI                          Operations and maintenance services       2,677

Miller Pipeline Corporation              CG&E                         Maintenance services                      1,638

Miller Pipeline Corporation              PSI                          Maintenance services                        183

     (1)      All of the services above were rendered pursuant to service agreements approved in File No. 70-9449 (see HCAR No. 27016, May 4, 1999, exhibits B - 1, B - 2, and B - 3).

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                    Part II - Transactions Performed by Associate Utility Companies on Behalf of Reporting Companies

                                           Associate Utility
           Reporting Company               Company Rendering                 Types of                 Total Amount
           Receiving Services                 Services (1)              Services Rendered                Billed
           ------------------                 ------------              -----------------                ------
                                                                                                      (in thousands)

CinCap MVC OpCo, LLC                           CG&E              Operation and maintenance services    $     2

                                                                 Installation and maintenance
Cinergy Technology, Inc.                       CG&E              services                                   47

                                                                 Engineering and construction
EPCOM                                          CG&E              services                                   27

                                                                 Engineering and construction
Cinergy Solutions, Inc.                        CG&E              services                                    6

Cinergy One, Inc.                              CG&E              Maintenance services                      865

CinCap MVC OpCo, LLC                           PSI               Operation and maintenance services         13

Cinergy Solutions of Tuscola, Inc.             PSI               Maintenance services                       93

Cinergy One, Inc.                              PSI               Maintenance services                       37

Generation Services                            PSI               Operation and maintenance services        147

                                                                 Engineering and construction
EPCOM                                          ULH&P             services                                    3

     (1)     All of the services above were rendered pursuant to service agreements approved in File No. 70-9449 (see HCAR No. 27016, May 4, 1999, exhibits B - 1, B - 2, and B - 3).

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                                                ITEM 4. SUMMARY OF AGGREGATE INVESTMENT

                                                                                     December 31, 2001
                                                                               ----------------------------
                                                                                     (in thousands)

Investments in Energy-Related Companies:

   Total consolidated capitalization of Cinergy as of December 31, 2001       $8,211,566

   Total capitalization multiplied by 15%                                                     $ 1,231,735

   Greater of $50 million or total capitalization multiplied by 15%                             1,231,735

   Total current aggregate investment subsequent to March 24, 1997
       (categorized by major line of energy-related business):
         Energy-related business category "ii" (1)                                15,689
         Energy-related business category "iv"(2)                                  6,000
         Energy-related business category "v" (3)                                195,891
         Energy-related business category "vi" (4)                                32,172
         Energy-related business category "vii" (5)                               43,453
         Energy-related business category "viii" (6)                             207,324
         Energy-related business category "ix" (7)                                   544
                                                                                 -------

     Total current aggregate investment                                                           501,073
                                                                                                  -------

           Difference between the greater of $50 million or 15% of
           capitalization and the total aggregate investment of the
           registered holding company system.                                                 $   730,662
                                                                                              ===========
  Rule 58 defines category "ii" as the development and commercialization of electrotechnologies related to energy conservation, storage and conversion, energy efficiency, waste treatment, greenhouse gas reduction, and similar innovations.

  Rule 58 defines category "iv" as the sale of electric and gas appliances; equipment to promote new technologies, or new applications for existing technologies, that use gas or electricity; and equipment that enables the use of gas or electricity as an alternate fuel; and the installation and servicing thereof.

  Rule 58 defines category "v" as the brokering and marketing of energy commodities, including but not limited to electricity, natural or manufactured gas and other combustible fuels.

  Rule 58 defines category "vi" as the production, conversion, sale and distribution of thermal energy products, such as process steam, heat, hot water, chilled water, air conditioning, compressed air and similar products; alternative fuels; renewable energy resources; and the servicing of thermal energy facilities.

  Rule 58 defines category "vii" as the sale of technical, operational, management, and other similar kinds of services and expertise, developed in the course of utility operations in such areas as power plant and transmission system engineering, development, design and rehabilitation; construction; maintenance and operation; fuel procurement, delivery and management; and environmental licensing, testing and remediation.

  Rule 58 defines category "viii" as the development, ownership or operation of "qualifying facilities," as defined under the Public Utility Regulatory Policies Act of 1978, as amended (PURPA), and any integrated thermal, steam host, or other necessary facility constructed, developed or acquired primarily to enable the qualifying facility to satisfy the useful thermal output requirements under PURPA.

  Rule 58 defines category "ix" as the ownership, operation and servicing of fuel procurement, transportation, handling and storage facilities, scrubbers, and resource recovery and waste water treatment facilities.
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                                                       ITEM 5. OTHER INVESTMENTS

 Major Line of Energy-Related        Other Investment in Last         Other Investment in this       Reason for Difference in
         Business                          U-9C-3 Report                     U-9C-3 Report              Other Investment
------------------------------  ---------------------------------- -----------------------------  -----------------------------
                                       (in thousands)                     (in thousands)

None
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ITEM 6. FINANCIAL STATEMENTS AND EXHIBITS

(a) Financial Statements

Omitted for the Fourth Calendar Quarter Pursuant to Instructions for "Item 6".

(b) Exhibits

None

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SEC Order, dated May 4, 2001 (HCAR No. 27393)

The order referred to above authorized Cinergy to engage in various energy-related businesses outside the United States, subject to a condition that Cinergy report any transactions carried out pursuant thereto in Cinergy's Form U-9C-3 reports. Accordingly Cinergy now provides the following information:

In the second quarter of 2001, a new indirect, wholly-owned subsidiary of Cinergy was formed, Cinergy Canada, Inc. (Cinergy Canada), for the purpose of marketing natural gas and natural gas liquids in Canada. Cinergy Canada is currently operating in the Canadian provinces of British Columbia, Alberta, and Ontario. Cinergy Canada currently targets various marketing companies within these provinces as its primary customers.

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SIGNATURES

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, Cinergy Corp. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                         Cinergy Corp.
                                                         -------------
                                                          Registrant

Dated:  March 7, 2002

                                     By        /s/     Bernard F. Roberts
                                          ----------------------------------
                                                      Bernard F. Roberts
                                                    Duly Authorized Officer
                                                              and
                                                   Chief Accounting Officer

With the above signature, I also hereby certify that the corresponding report on Form U-9C-3 for the third quarter of 2001 was filed with Cinergy Corp.'s interested state commissions whose names and addresses are listed below.

The Public Utilities Commission of Ohio
Alan R. Schriber, Chairman
180 East Broad Street
Columbus, OH 43266

Indiana Utility Regulatory Commission
Robert C. Glazier, Secretary
302 W. Washington Street, Suite E306
Indianapolis, IN 46204

Kentucky Public Service Commission
Thomas Dorman, Executive Director
211 Sower Boulevard
P.O. Box 615
Frankfort, KY 40602

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